UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Level 6, 28 Hennessy Road,

Admiralty

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTSTARCOM HOLDINGS CORP.

Date: November 9, 2018	By:	/s/ Eric Lam
Name: Eric Lam
Title: Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding UTStarcom Reports Unaudited Financial Results for the Third Quarter of 2018

Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Third Quarter 2018

Hong Kong, November 9, 2018— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the third quarter ended September 30, 2018.

UTStarcom’s Chief Executive Officer Mr. Tim Ti commented, “Third quarter revenue of $52 million far exceeded expectations, as we continued our penetration of the India market.  Our customer relationships are strong and in particular this quarter we were fulfilling a large order for a top customer building out a major project.  Gross profit of $10 million was up sequentially, reflecting increased revenue from India. We exercised disciplined expense control, resulting in significant operating income growth.”

Ti continued, “Innovation is our core competency and we remain committed to technology leadership through continuing investments in our R&D capabilities.  We are excited about the opportunity presented by the worldwide transition to 5G.  Our steadily expanding product portfolio positions us well to capture market share and drive growth in the quarters ahead.”

Recent Business Highlights

•

The Company formed a strategic partnership with Tongding Internet Information Co., Ltd. (TD) to jointly market and distribute the respective companies’ products and services in China and international markets.  Upon the formation of this strategic partnership, UTStarcom and TD intend to focus on developing their optical fiber cable businesses in India as well as marketing and selling UTStarcom’s flagship PTN and SyncRing products in China

•

The Company introduced the SyncRing XGM30, the latest product offering in its SyncRing family of network synchronization equipment.  Designed as a robust IP65-compliant compact outdoor device, the XGM30 uses the GNSS satellite signal as a primary time reference.  It supports PTP IEEE 1588-2008 (1588V2) and Sync technologies to deliver highly accurate frequency and time synchronization.  Additionally, the XGM30 enables mobile network operators to cost-effectively meet the stringent time synchronization requirements of LTE/LTE-A and 5G networks

•

The Company participated in the International Timing & Sync Forum (ITSF) in Bucharest, Romania, where the Company showcased the SyncRing XGM30 product.  ITSF is the largest specialist time and synchronization conference in the world, covering a number of emerging applications across various industry sectors including telecommunication, finance, energy, transport, broadcast and defense.  In addition, the Company delivered a keynote address, “Sync over Packet for the 5G Era”, highlighting the challenges related to the cost-effectiveness of highly accurate synchronization in mobile networks

Third Quarter 2018 Financial Results

Summary of Q3 2018 Key Financials

	Q3 2018	Y/Y Change*	Q/Q Change*
Revenue	$52.1	+100.1%	+82.5%
Gross Profit	$9.9	-6.4%	+32.2%
Operating Expenses	$5.8	-22.5%	-16.9%
Operating Income	$4.1	+33.1%	+728.9%
Net Income	$2.1	-$0.0	+$2.2
Basic EPS	$0.06	--	+$0.06
Cash Balance (including Restricted Cash)	$66.8	-39.0%	-17.0%

*Dollar comparisons are used where percentage comparisons are not meaningful

*All the numbers in U.S. Dollars are in millions except for Earnings Per Share (EPS)

Total Revenues

Q3 2018 total revenues were $52.1 million, compared to $26.0 million in the corresponding period in 2017.

•	Q3 2018 net equipment sales were $46.3 million, an increase of 126.0% from $20.5 million in the corresponding period in 2017. The increase was due to rapidly growing sales in India
•	Q3 2018 net services sales were $5.8 million, an increase of 4.7% from $5.5 million in the corresponding period in 2017. The slight increase was due to higher India annual maintenance services

Gross Profit

Q3 2018 gross profit was $9.9 million, or 19.0% of net sales, compared to $10.6 million, or 40.5% of net sales, in the corresponding period in 2017.

•

Q3 2018 equipment gross profit was $6.4 million, compared to $8.2 million in the corresponding period in 2017.  Q3 2018 equipment gross margin was 13.8%, compared to 39.9% for the corresponding period in 2017.  The decreased gross margin was mainly due to the higher proportion of equipment revenue from India which typically commands a lower gross margin in this competitive market

•

Q3 2018 service gross profit was $3.5 million, compared to $2.4 million in the corresponding period in 2017.  Q3 2018 service gross margin was 60.2%, compared to 42.6% for the corresponding period in 2017.  The increased gross margin was mainly due to higher India annual maintenance services

Operating Expenses

Q3 2018 operating expenses were $5.8 million, compared to $7.5 million in the corresponding period in 2017.

•

Q3 2018 selling, general and administrative (“SG&A”) expenses were $3.2 million, compared to $5.3 million in the corresponding period in 2017.  SG&A was lower in third quarter of 2018 due to the absence of non-recurring expenses related to privatization and change of auditors in 2017

•

Q3 2018 research and development expenses were $2.6 million, compared to $2.2 million in the corresponding period in 2017.  The increase reflected our continuing investment in new technology and product development

Operating Income

Q3 2018 operating income was $4.1 million, compared to $3.1 million in the corresponding period in 2017.

Interest Income, Net

Q3 2018 net interest income was $0.4 million, compared to $0.2 million in the corresponding period in 2017.

Other Expenses, Net

Q3 2018 net other expenses were $1.8 million, compared to net other expenses of $3,000 in the corresponding period in 2017.  The increase in other expenses were due to foreign exchange losses resulting from the devaluation of Indian Rupee against U.S. dollars.

Net Income

Q3 2018 net income attributable to shareholders was $2.1 million, compared to net income of $2.2 million in the corresponding period in 2017.  Q3 2018 basic net income per share was $0.06, compared to basic net income per share of $0.06 for the corresponding period in 2017.

Cash Flow

During Q3 2018, cash used in operating activities was $11.6 million, cash used in investing and financing activities (stock repurchases) were $1.0 million.  As of September 30, 2018, UTStarcom had cash, cash equivalent and restricted cash of $66.8 million.

Outlook

For the fourth quarter, the Company expects to generate revenue in the range of $10 million to $15 million.  The Company’s quarterly revenue pattern is naturally uneven due to the timing of large project fulfillment.

Third Quarter 2018 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, November 9, 2018 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee passcode is 2958189.

A replay of the call will be available two hours after the end of the conference call until 9:59 a.m. U.S. Eastern Time on December 10, 2018.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is 2958189.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable, and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operating entities in Hong Kong, Taipei, Tokyo (Japan), San Jose (USA), New Delhi, Bangalore, Mumbai and Kolkata (India), Hangzhou and Chengdu (China).  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations.  These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission.  The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2018	2017
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$50,610	$79,749
Short-term investments	—	3,143
Accounts and notes receivable, net	98,547	16,911
Inventories and deferred costs	20,705	40,684
Short-term restricted cash	8,596	12,099
Prepaid and other current assets	13,541	14,227
Total current assets	191,999	166,813
Long-term assets:
Property, plant and equipment, net	1,364	1,714
Long-term deferred costs	21	277
Long-term restricted cash	7,579	8,839
Other long-term assets	11,034	9,401
Total long-term assets	19,998	20,231
Total assets	$211,997	$187,044

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$75,395	$27,452
Customer advances	4,701	21,828
Deferred revenue	1,762	7,286
Other current liabilities	23,919	31,698
Total current liabilities	105,777	88,264
Long-term liabilities:
Long-term deferred revenue and other liabilities	5,589	7,788
Total liabilities	111,366	96,052

Total equity	100,631	90,992
Total liabilities and equity	$211,997	$187,044

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(In thousands, except per share data)
Net sales	$52,092	$26,034	103,218	$80,057
Cost of net sales	42,209	15,479	76,713	51,474
Gross profit	9,883	10,555	26,505	28,583
	19.0%	40.5%	25.7%	35.7%
Operating expenses:
Selling, general and administrative	3,234	5,284	11,354	13,839
Research and development	2,571	2,207	8,272	6,296
Total operating expenses	5,805	7,491	19,626	20,135

Operating Income	4,078	3,064	6,879	8,448

Interest income, net	418	214	1,215	794
Other income (expense), net	(1,842)	(3)	(2,174)	2,395
Equity pick up of losses of an associate	(114)	(290)	(262)	(290)
Investment Impairment	—	—	—	(1,308)
Income before income taxes	2,540	2,985	5,658	10,039
Income tax benefit (expense)	(393)	(795)	433	495
Net Income attributable to UTStarcom Holdings Corp.	$2,147	$2,190	$6,091	$10,534

Net Income per share attributable to UTStarcom Holdings Corp.—Basic	$0.06	$0.06	$0.17	$0.30
Weighted average shares outstanding—Basic	35,626	35,484	35,642	35,550

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,147	$2,190	$6,091	$10,534
Depreciation	170	151	542	466
Provision for doubtful accounts	(24)	844	519	715
Provision for (recovery of) deferred costs	(1,611)	652	(3,365)	4,179
Stock-based compensation expense	293	265	693	655
Net loss (gain) on disposal of assets	10	—	(21)	—
Gain on release of tax liability due to expiration of the statute of limitations	—	—	—	(1,478)
Deferred income taxes	21	(3)	45	228
Loss from equity investments, net	114	290	262	290
Other-than-temporary impairment of equity investments	—	—	—	1,308
Gain on Cumulative Transfer Adjustment recognition from liquidation subsidiaries	—	—	—	(1,703)
Changes in operating assets and liabilities	(12,723)	(1,793)	(35,136)	(1,721)
Net cash provided by (used in) operating activities	(11,603)	2,596	(30,370)	13,473

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	—	(147)	(221)	(326)
Purchase of investment interests	(76)	(381)	(1,847)	(481)
Purchase of short-term investment	—	(3,373)	-	(3,373)
Proceeds from sales of short-term investment	—	—	3,143	—
Proceeds from refund of investment interests	—	—	—	479
Net cash provided by (used in) investing activities	(76)	(3,901)	1,075	(3,701)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	71	—
Repurchase of ordinary share	(885)	—	(2,019)	(140)
Net cash used in financing activities	(885)	—	(1,948)	(140)
Effect of exchange rate changes on cash and cash equivalents	(1,130)	(519)	(2,658)	1,253
Net increase (decrease) in cash and cash equivalents	(13,694)	(1,824)	(33,901)	10,885
Cash, cash equivalents and restricted cash at beginning of period	80,479	111,350	100,686	98,641
Cash, cash equivalents and restricted cash at end of period	$66,785	$109,526	$66,785	$109,526